UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2018

XY – the Findables Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 456 - 0936

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the six months ended June 30, 2018. You should read this discussion together with the financial statements, related notes and other financial information included in this Semiannual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semiannual Report on Form 1-SA and in our other filings with the Securities and Exchange Commission, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

Unless the context indicates otherwise, as used in this Semiannual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY—the Findables Company, a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

General Overview

Originally, we were organized as a limited liability company named Ength Degree LLC under the laws of the State of Delaware. On May 27, 2016, we converted to a Delaware corporation and changed our name to XY – the Findables Company. Our business has primarily been focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of the location of their belongings. One of the fastest growing industries today is called the Internet of Things (“IoT”). We intend to take IoT one step further by combining IoT products with our location technology. We call this new vertical the “Location of Things”.

In December 2017, we commenced development of our blockchain technology platform, the XY Oracle Network (“XYO Network”), which utilizes our existing XY hardware devices. We intend to spend the majority of our efforts and resources to further this initiative, as we envision the XYO Network to be a primary source of future revenue for the Company.

The XYO Network

The XYO Network was conceived on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve our ability to trust machines. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a decentralized network of computers and recorded on an immutable chain of cryptographically-secured blocks of software hashes. Using our existing location technologies, we intend to create a location data verification network that incorporates cryptographic protocols and blockchain technology. We call this ecosystem of protocols and components the XY Oracle Network, or XYO Network for short. The XYO Network is intended to be compatible with other business technologies and support a new generation of applications that are decentralized, autonomous and deterministic. We refer to this new category of applications as “geospatial decentralized applications” or “Geo dApps”. Ultimately, we hope to cultivate a new technology ecosystem around Geo dApps that serves not only end-user consumers, but also enterprises, technology companies, the space exploration industry, government organizations, and more.

Beacons

We currently sell XY4+ Bluetooth beacons on our website (available at www.xyfindit.com/). XY4+ offers several improvements from our previous XY3 Bluetooth beacon, including enhanced range, volume, and battery life. Other improvements include a multi-function button, a ring your phone from device feature, the ability to initiate IFTTT (if this, then that) or other automation functions, and an accelerometer used for battery optimization.

The XY GPS beacon allows users to attach a device to an item which can be digitally integrated with the App (as defined below) to prevent permanent loss and assist users in finding items through electronic and mobile means like the XY4+ Bluetooth finder. The XY GPS beacon is larger than the other XY devices (~5cm across) and uses Bluetooth 4.0, GPS, and cellular technologies to provide findability functionality for the user.

XY Findables Applications

We provide a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY Bluetooth beacons, XY GPS and other XY Findables products and track the location of their personal items such as keys, backpacks and pets. Additional features also include alerts to notify users when such items have been inadvertently left behind.

To use an XY Beacon, the user attaches the device to an item he or she wants to make “Findable” by fastening the XY Beacon using a key ring and then associates that beacon using the applicable prompts on the App. The App then allows the user to see the last known location on a digital map (Mapbox on Android and Apple Maps on iOS), and to view the distance of the item if it is in broadcast range. Users can all also “ring the device, controllable from the phone App, which assists the user in finding the lost item.

Trend Information

Our financial focus is to achieve long term sustainable cash flows for our business. We believe the way to achieve this is through common sense allocation of capital to support both long term revenue growth and efficient control of operating expenses. We believe a significant driver of revenues for the Company will be derived from the XYO Network. For that reason, the Company will be increasing its investment in developing and marketing our cryptographic oracle network and continuing to further strengthen our beacon hardware business, as our devices will work as location verification devices within the XYO Network.

We split our revenue streams into two units: Beacon Hardware and Ethereum-based ERC20-compatible tokens used in the XYO Network (“XYO Tokens”). Our primary source of revenues for the six months ending June 30, 2018 consisted of the sale of XYO Tokens and the sale of XY4+ products. On January 6, 2018, the Company commenced an initial sale of XYO Tokens to be used via the XYO Network, which resulted in proceeds of approximately $1,785,667 (the “Initial Token Sale”). In March 2018, the Company commenced an official sale of XYO Tokens which resulted in proceeds of approximately $10,812,918 (the “Primary Token Sale”).

Our capital management is a significant priority. Currently, our principal use of existing funds and any funds raised is to invest in our future growth either internally or via acquisitions and service our debt obligations. More specifically, we intend to use the proceeds from our equity financings to perform further research and development of our current products (including our XY4+ Bluetooth beacons and XY GPS beacons), expand our products’ presence in other geographic locations, increase our brand awareness, and increase the sales force and business development teams to support the XY ecosystem.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. We apply the following critical accounting policies in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification 606 – Revenue from Contracts with Customers. The Company recognizes revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement and that the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectability is probable. The Company currently has two main sources of revenue which include the sale of XY Findables Bluetooth beacons and the sale of XYO Tokens.

Revenue from the sales of XY products is recognized upon shipment to website customers and upon delivery to retail store distributors net of an allowance for estimated returns. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons.

There is currently no specific definitive guidance in the generally accepted accounting principles in the United States or alternative accounting frameworks for the accounting for the production of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives its revenue by providing XYO Tokens and access to the digital network. In consideration for these XYO Tokens the Company receives digital currencies which are recorded as revenue, using the average U.S. dollar spot rate of the related crypto-currency on the date of receipt. The coins are recorded on the balance sheet at their fair-value and re-measured at each reporting date. Revaluation gains or losses, as well as the gains or losses on the sale of the digital currencies are recorded as a component of cost and expenses in the statement of operations.

Fair Value of Financial Instruments

The Company measures at fair value certain of its financial and non-financial assets by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The Company measures its digital currencies at their fair value on the date they are received as revenues and are revalued to their current market value at each reporting date. Digital currencies consist of crypto-currency denominated assets such as Ethereum and XYO Tokens and are included in current assets. Digital currencies are carried at their fair market value determined by an average spot rate of the most liquid currency exchanges. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

Stock-Based/Unit-Based Compensation

We measure our employee stock-based/unit-based compensation expense as of the grant date, based on the estimated fair value of the award, and recognize it as an expense, net of estimated forfeitures, over the requisite service period. We amortize stock-based/unit-based compensation expense on a straight-line basis over the requisite service period for the entire award, which is generally four years; however, certain provisions in our equity incentive plan provide for shorter and longer vesting periods under certain circumstances.

We estimate the fair value of stock options, incentive units, warrants and other equity-based compensation using a Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. See Note 9 to our Financial Statements included elsewhere in this Semiannual Report for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our employee unit-based compensation and warrants granted in 2017 and 2018.

To determine the fair value of our common stock underlying option grants our board of directors considered, among other things, input from management and contemporaneous valuations of the Company prepared by Center Point Business Valuations, LLC and Transcend Valuation, independent valuation company, which are independent valuation companies hired by the Company. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

See Note 2 to our Financial Statements for additional information regarding our critical and significant accounting policies.

Recent Accounting Pronouncements

See Note 2 to our Financial Statements for information regarding recently issued accounting pronouncements.

Results of Operations for the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

Revenues: We generated revenues of approximately $15,013,000 for the six months ended June 30, 2018, as compared with approximately $442,000 for the six months ended June 30, 2017, an increase of approximately $14,571,000. The increase is primarily due to increased marketing and greater expansion into international markets for our retail sales, as well as the sale of XYO Tokens during the Company’s Primary Token Sale.

Cost of sales: Cost of sales was approximately $1,451,000 and $425,000 for the six months ended June 30, 2018 and 2017, respectively, representing 10% and 103% of revenues, respectively, an increase of approximately $1,026,000. The increase is primarily due to the increase in sales and reliance on marketing spend during the six months ended June 30, 2018.

Research and Development Expenses: Research and development expenses were approximately $249,000 and $162,000 for the six months ended June 30, 2018 and 2017, respectively. During the six months ended June 30, 2018, we increased investment in applications and infrastructure to support the XYO network. During the six months ended June 30, 2017, we were continuing development on our new product XY4+.

Selling and Marketing Expenses: Selling and marketing expenses were approximately $10,103,000 and $874,000 for the six months ended June 30, 2018 and 2017, respectively. The increase of approximately $9,229,000 was primarily due to an increase in advertising of the network as we believe the development of the developer community is critical to the overall success of the network.

General and Administrative Expenses: General and administrative expenses were approximately $4,270,000 and $885,000 for the six months ended June 30, 2018 and 2017, respectively. The increase of approximately $3,385,000 was primarily due to an increase in headcount and professional services for the six months ended June 30, 2018.

Financial Condition, Liquidity and Capital Resources

Our working capital (deficiency) was as follows:

	As of June 30, 2018	As of December 31, 2017
Current Assets	$24,983,000	$714,000
Current Liabilities	(2,610,000)	(2,853,000)

Net Working Capital (deficiency)	$22,373,000	$(2,139,000)

Our principal uses of cash have been primarily to fund operations and increase our inventory levels of location hardware devices. Such capital expenditures are required, we believe, to create a strong critical-mass of location network providers necessary to launching a robust location network (XYO Network).

Cash flow from operations: Net cash used by operating activities was approximately $12,350,000, compared to cash used by operating activities of approximately $1,808,000 for the six months ended June 30, 2018 and 2017, respectively, an increase in cash used by operating activities of $10,542,000. The increase in net cash used by operating activities was primarily driven by an increase in digital currencies and realized gains on the sale of digital currencies offset by an increase in the net profit for the six months ended June 30, 2018.

Cash flow used in investing activities: Our investing activities used cash of approximately $46,000 and $7,000 during the six months ended June 30, 2018 and 2017, respectively, as a result of an increase in purchases for property and equipment purchases.

Cash flow from financing activities: During the six months ended June 30, 2018, financing activities provided approximately $13,635,000 in cash primarily attributable to an increase in proceeds from the sale of digital currencies and an increase in proceeds as a result of a common stock offering which was offset by a decrease in cash as a result of repayments on note payables. During the six months ended June 30, 2017, financing activities provided us approximately $1,787,000 in cash primarily attributable to loans from a lender and proceeds from our common stock offering.

Liquidity: During the six months ended June 30, 2018 and 2017, the Company incurred net profit of $5.5 million and net losses of $2.0 million, respectively. Our principal sources of liquidity are our existing cash, cash equivalents, digital currencies and cash generated from operations. We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results and working capital requirements. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in markets prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

Loans

During the year ended December 31, 2015, we received loans totaling $1,968,000 from Arie Trouw, our Chief Executive Officer, that were unsecured, earn interest at 8% per annum, and were set to mature at various dates in 2018 and repaid $600,000 of these loans. During the year ended December 31, 2016, we borrowed additional funds from Mr. Trouw under these notes in the amount of $1,685,000. On May 27, 2016, Mr. Trouw converted $3,460,145, which represents the aggregate amount of unpaid principal and interest outstanding under all of the promissory notes then-held by Mr. Trouw, into 7,957,468 shares of the Company’s Class B common stock.

In August 2016, we entered into a second revolving line of credit with Wells Fargo, which allowed us to borrow up to $25,000. This line of credit accrues interest at 0.99% during the first six months and then at an amount equal to the prime rate plus 8.0%. As of June 30, 2018, and December 31, 2017, the Line of Credit balance was approximately $0 and $22,000, respectively.

In August 2016, June 2017 and September 2017, we entered into note and warrant purchase agreements with one of our shareholders. The notes are in the amounts of $150,000, $80,000 and $100,000, earn interest at 8% per annum and mature in 2020, 2021 and 2021, respectively. The warrants issued in conjunction with these notes allow the shareholder to purchase up to 330,000 shares of the Company’s Class A common stock at $1.00 per share.

In October 2016 and October 2017, we entered into note agreements with Mr. Trouw in the amounts of $120,000 and $102,782, which earns interest at 8% per annum and matures in 2020 and 2021, respectively. In connection with the notes payables, the Company issued warrants to purchase up to 102,782 shares of Class A common stock at an exercise price of $1.00 per share. As of June 30, 2018, and December 31, 2017, the loan payable balance was approximately $73,000 and $223,000, respectively, exclusive of any discounts.

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $1,300,000 under this facility from unrelated parties and $200,000 from a shareholder. Interest is at 15% for the first six months, increasing to 17.5% for the next six months and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. In addition, the Company issued warrants in conjunction with this borrowing allowing the unrelated parties to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share.

Capital

In March 2018, the Company continued the offering and sale of up to 7,397,697 shares of its Class A common stock (including 1,397,697 shares previously sold in the offering prior to March 2018) with maximum gross proceeds up to $49,397,697. Through June 30, 2018, the company has received net proceeds of $994,905 through this offering.

Off Balance Sheet Arrangements

As of June 30, 2018, and December 31, 2017, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Commitments

Our executive offices are located at 1133 Columbia Street, Suite 205, San Diego, California, for which we entered into a lease commencing in December 2013 and which expires in June 2019. The lease provided a rent abatement until September 2014 and required monthly rental payments of $20,628 per month in 2015, $21,168 per month in 2016, $21,816 per month in 2017, $22,464 per month in 2018 and $23,112 per month thereafter. Please see the section entitled “Properties” in the second amended Preliminary Offering Circular previously filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2016 for more information about the Company’s currently-leased real property.

Item 2.

OTHER INFORMATION

None.

Item 3.

XY – THE FINDABLES COMPANY

Financial Statements

XY - the Findables Company (f.k.a. Ength Degree, LLC)

Balance Sheets

	June 30, 2018 (Unaudited)	December 31, 2017
Assets
Current assets:
Cash	$1,310,234	$71,998
Digital currencies	22,724,788	—
Accounts receivable	—	33,507
Inventory, net	832,980	608,590
Prepaid expenses and other assets	114,838	—

Total current assets	24,982,840	714,095
Non-current assets:
Property and equipment, net	79,261	44,026
Other assets	71,412	71,412

Total non-current assets	150,673	115,438

Total assets	$25,133,512	$829,533

Liabilities and shareholders’/members’ deficit
Current liabilities:
Accounts payable and accrued expenses	$1,331,095	$1,339,667
Line of credit	—	21,699
Notes payable, current portion	908,013	1,227,462
Shareholder notes payable, current portion	226,197	106,678
Capital leases, current portion	5,981	5,374
Deferred rent, current portion	52,418	48,530
Deferred revenue	47,016	70,337
Other current liabilities	38,954	33,000

Total current liabilities	2,609,674	2,852,747
Long-term liabilities:
Capital leases, net of current portion	3,506	6,657
Deferred rent, net of current portion	—	28,153
Notes payable, net of current portion	112,224	338,902
Shareholder notes payable, net of current portion	192,500	515,358

Total long-term liabilities	308,230	889,070

Total liabilities	2,917,904	3,741,817
Commitments and contingencies (see Notes 5, 6 and 8)
Shareholders’/members’ deficit
Preferred stock; $0.0001 par value; 30,000,000 shares authorized; no shares issued or outstanding	—	—
Class B common stock; $0.0001 par value; 40,000,000; shares authorized; 32,315,700 and 32,315,700 shares issued or outstanding, respectively	3,282	3,231
Class A common stock; $0.0001 par value; 60,000,000; shares authorized; 7,397,697 and 1,397,697 shares issued and outstanding, respectively	140	140
Additional paid-in capital	7,136,803	6,149,845
Accumulated other comprehensive income	18,596,700	—
Accumulated deficit	(3,521,317)	(9,065,500)

Total shareholders’/members’ deficit	22,215,608	(2,912,284)

Total liabilities and shareholders’/members’ deficit	$25,133,512	$829,533

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Operations

	For the Six Months ended, June 30
	2018 (Unaudited)	2017
Sales	$15,012,910	$441,694
Cost of sales	(1,451,095)	(424,583)

Gross profit	13,561,815	17,111
Operating expenses:
Research and development	248,770	162,498
Selling and marketing	10,103,129	873,782
General and administrative	4,269,790	884,791

Total operating expenses	14,621,689	1,921,071

Loss from operations	(1,059,874)	(1,903,960)
Interest expense	(272,360)	(126,872)
Other income	6,876,418	9,022

Net income (loss)	$5,544,184	$(2,021,810)

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Comprehensive Income (loss)

	For the Six Months ended, June 30
	2018 (Unaudited)	2017
Net Income (loss)	$5,544,184	$(2,021,810)
Other Comprehensive income (loss):
Unrealized gain (loss) on digital currencies	18,596,700	—

Total Comprehensive income (loss)	$24,140,884	$(2,021,810)

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

	For the Six Months Ended June 30,
	2018 (Unaudited)	2017
Cash flows from operating activities:
Net income (loss)	$5,544,184	$(2,021,810)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,891	10,412
Inventory reserve	—	153,899
Reserve on funds	(111,171)	—
Realized gain on sale of digital currencies	(6,876,424)	—
Share based compensation expense	40,384	77,077
Deferred rent	(24,265)	(20,377)
Discount on shareholder notes payable	75,465	7,893
Discount on notes payable	29,994	50,310
Accrued interest expense	(48,127)	10,942
Changes in operating assets and liabilities:
Accounts receivable	33,507	170,143
Digital currencies	(10,818,889)	—
Inventory	(224,390)	167,219
Prepaid expenses	(3,667)	19,279
Other assets	—	(10,173)
Accounts payable and accrued expenses	39,556	(384,910)
Deferred revenue	(23,321)	28,360
Other current liabilities	5,954	(65,871)

Net cash used in operating activities	(12,350,319)	(1,807,607)

Cash flows from investing activities:
Purchase of property and equipment	(46,126)	(7,499)

Net cash used in investing activities	(46,126)	(7,499)

Cash flows from financing activities:
Proceeds from shareholders notes payable	—	210,000
Repayment of shareholder notes payable	(233,333)	(130,000)
Proceeds from notes payable	—	1,300,000
Repayment of notes payable	(621,592)	—
Proceeds from sale of digital currencies	13,567,225	—
Proceeds from common stock offering, net	946,624	411,885
Net change in line of credit	(21,699)	(1,190)
Payments on capital leases	(2,544)	(3,688)

Net cash provided by financing activities	13,634,681	1,787,007

Net increase (decrease) in cash	1,238,236	(28,099)
Cash at beginning of year	71,998	96,030

Cash at end of year	$1,310,234	$67,931

Supplemental disclosures of cash flow information:
Interest paid	$29,900	$41,629
Taxes paid	$—	$1,779
Supplemental disclosures of noncash financing activities:
Issuance of warrant with shareholder notes payable	$—	$17,895
Issuance of warrants with notes payable	$—	$301,860

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 1 – Description of Business

XY – the Findables Company (the “Company”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. The Company was originally formed in June 2012.

The Company develops and sells electronic location tracking devices (“beacons”) and related software. The beacons allow users to track the location of their valuables, such as keys, backpacks or pets, by attaching the beacon to such item and accessing the Company’s mobile application or website. The Company is also developing a location data verification network that incorporates cryptographic protocols and blockchain technology (the “XYO Network”).

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, fair value of member unit awards, stock options and warrants issued, and evaluating long-lived assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable – The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivable. At June 30, 2018 and at December 31, 2017, there was no allowance for doubtful accounts as management believes all accounts receivable are fully collectible.

Prepaid expenses and other assets – The Company at times prepays for its inventory. These pre-payments are included as prepaid expenses and other assets on the accompanying balance sheets and amounted to $3,667 and $0 as of June 30, 2018 and December 31, 2017, respectively.

Inventory – Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At June 30, 2018 and at December 31, 2017, there were $0 and $222,623 reserves for slow moving or obsolete inventory.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment – The Company states its property and equipment at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the respective assets. The depreciation and amortization periods for the Company’s property and equipment are as follows:

Office and equipment	Five years
Furniture and fixtures	Seven years

Deferred Rent – The Company amortizes its operating lease for its building using the straight-line method. Based on this straight-line method, the Company has accrued deferred rents in the amount of $52,418 and $76,683 at June 30, 2018 and December 31, 2017, respectively.

Revenue Recognition: Product – The Company recognizes revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement and that the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectability is probable. The Company currently has two main sources of revenue which include the sale of XY Findables Bluetooth beacons and the sale of XYO Tokens.

Revenue from the sales of XY products is recognized upon shipment to website customers and upon delivery to retail store distributors net of an allowance for estimated returns. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons.

Revenue Recognition: Digital Currencies – There is currently no specific definitive guidance in GAAP or alternative accounting frameworks for the accounting for the production of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. In the event authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives its revenue by providing XYO Tokens and access to the decentralized peer-to-peer location network. In accessing the network, which require XYO Tokens, XY the Company receives digital currencies which are recorded as revenue, using the average U.S. dollar spot rate of the pertinent crypto-currency on the date of receipt. The coins are recorded on the balance sheet at their fair-value and re-measured at each reporting date. Revaluation gains or losses, as well as the gains or losses on the sale of the digital currencies are recorded as a component of cost and expenses in the statement of operations.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•	Step 1: Identify the contract with the customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

•

The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct).

•

The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. When determining the transaction price, an entity must consider any variable consideration, noncash considerations, significant financing components or considerations paid to customers.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

At times the Company provides free products to its customers. These free products are accounted for in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers and the cost of the product is recognized as a reduction of the transaction price.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

On May 24, 2018, the Company issued a rescission offer to customers who purchased XYO Tokens from the Company (the “Rescission Offer”). Pursuant to the Rescission Offer, the Company offered to repurchase XYO Tokens that may not have been properly registered under the Securities Act of 1933, as amended, or issued pursuant to an exemption thereunder, at the price originally paid for the XYO Tokens plus interest, if applicable.

As of June 23, 2018, the expiration date of the Rescission Offer, the Company paid a total of $731,504.98 to 94 XYO Token purchasers for the repurchase of XYO Tokens, this amount is considered a reduction in the transaction price and has been reflected accordingly in our financial statements.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Disaggregation of revenue

The following table shows the disaggregated revenue by major sales category:

Six months ended June 30, 2018
Token Revenue, net	13,567,225
Retail Revenue, net	1,445,685

Total Revenue	$15,012,910

Fair Value of Financial Instruments

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable, accounts payable, and accrued expenses, approximate their estimated fair market value based on the short-term maturity of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to the Company.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Financial assets and liabilities are classified in their entirety within the fair value hierarchy based on the lowest level of input that is significant to their fair value measurement. The Company measures the fair value of its marketable securities by taking into consideration valuations obtained from third-party pricing sources. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs included reported trades of and broker-dealer quotes on the same or similar securities, issuer credit spreads, benchmark securities and other observable inputs.

The following tables present information about the Company’s assets measured at fair value on a recurring basis and the Company’s estimated level within the fair value hierarchy of those assets and liabilities as of June 30, 2018:

	Fair value measured at June 30, 2018
	Total carrying value at	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	June 30, 2018	(Level 1)	(Level 2)	(Level 3)
Assets
Digital Currencies	$22,724,788	$22,724,788	$—	$—

There were no transfers between Level 1, 2 or 3 during the six months ended June 30, 2018.

The following table presents additional information about Level 1 assets measured at fair value. Changes in Level 1 assets measured at fair value for the six months ended June 30, 2018:

Digital currencies at fair value—December 31, 2017	$—
Additions of digital currencies	10,818,889
Realized gain on sale of digital currencies	6,876,424
Change in fair value of digital currencies	18,596,700
Proceeds from sale of digital currencies	(13,567,225)

Digital Currencies at fair value – June 30, 2018	$22,724,788

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

The Company uses Level 1 of the fair value hierarchy to measure the fair value of digital currencies and revalues its digital currencies at every reporting period and recognizes gains or losses in the condensed statements of operations that are attributable to the change in the fair value of the digital currency.

As at June 30, 2018, the Company’s digital currencies consisted of Ether and XYO Tokens, with a fair value of $22,724,788. Digital currencies are recorded at their fair value on the date they are received as revenues and are revalued to their current market value at each reporting date. Fair value is determined by taking the spot rate from the most liquid exchanges. The realized gain of $6,876,424 on sale of digital currencies is recognized in “Other income” on the Statement of Operations.

Sales Tax – Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

Shipping and Handling Fees – The shipping and handling fees billed to customers are recorded as sales. The cost of shipping and handling fees are recorded as a component of cost of sales.

Cost of sales – Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

Warranty Costs – The Company specifically warrants its products for two years, free of defects in materials and workmanship. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold.

Research and Development Costs – The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Advertising Costs – The Company advertises through catalogs, trade shows, and the internet. The costs are expensed as incurred. Advertising costs for the six months ended June 30, 2018 and 2017 were $5,235,162 and $409,147, respectively.

Programming, Hosting and Technology Expense – Programming, hosting and technology expense includes salary and stock-based compensation for engineers and developers, data center, domain name and other hosting expenses and software licensing fees and various other technology related expenses. These costs are currently not material and included in general and administrative expenses.

Software Development Costs – The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its products. Under this approach, the Company does not consider a product in development to have passed the technological feasibility milestone until the Company has completed a model of the application that

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of the application; thus, the Company has expensed all software development costs as incurred.

Internal Use Software – The Company recognizes internal use software development costs in accordance with ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software (“ASC 350-40”). Thus, the Company capitalizes software development costs, including costs incurred to purchase third-party software, beginning when it determines certain factors are present including, among others, that technology exists to buy and/or achieve the performance requirements versus internal development decisions have been made. The Company has not capitalized any internal use software costs to-date. The estimated useful life of costs capitalized will generally be three years.

Share Based Compensation – The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the expected forfeiture rate.

Income Taxes – The Company became a tax paying entity for Federal income tax purposes on May 26, 2016. All taxable income prior to that was reported to the individual members and reported on their respective individual income tax returns. Once the Company became a corporation for tax purposes, income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of June 30, 2018, and December 31, 2017, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interests and penalties related to uncertain tax positions in general and administrative expenses. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) as amended by ASU 2015-14, which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. These ASU’s became effective for the Company beginning January 1, 2018. The adoption of ASC 606 did not have a material impact on the Company’s condensed financial statements and related disclosures.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (“ASU 2017-09”). ASU 2017-09 provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company adopted the new standard on January 1, 2018. The adoption of ASU 2017-09 did not have an impact on its consolidated financial statements and related disclosures.

Subsequent Events – Management has evaluated subsequent events related to the historical financial statements through September 25, 2018, the date which the financial statements were available to be issued. See Note 11 for discussion of significant subsequent events.

Note 3 – Property and Equipment

Property and equipment consisted of the following at June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Office equipment	$116,027	$75,753
Furniture and fixtures	47,464	41,612

	163,491	117,365
Accumulated depreciation	(84,230)	(73,339)

	$79,261	$44,026

Depreciation expense was $10,697 and $10,412 for the six months ended June 30, 2017 and 2018, respectively, and includes depreciation on the Company’s leased assets.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at June 30, 2018 and December 31, 2017:

	2018	2017
Accounts payable	$1,076,473	$966,961
Credit card liabilities	403	90,393
Payroll and benefits	42,409	106,836
Accrued interest	66,036	114,163
Other	145,774	61,314

	$1,331,095	$1,339,667

Note 5 – Commitments and Contingencies

Operating Leases

The Company leases office space under a lease agreement through June 2019. The Company has an option to renew the lease for five years. Future minimum lease payments are as follows for the years ending:

Years ending December 31,	Amount
2018	$134,784
2019	138,672

Total	$273,456

The Company subleased approximately five percent of its leased property to a subtenant in 2017 and approximately half of its leased property to two subtenants in 2016 but reserves the right to retake possession of such subleased space. Rent expense was $100,989 and $110,519, for the six months ended June 30, 2018 and 2017, respectively.

Litigation

On February 16, 2017 the Company received a cease and desist letter from Basix, Inc. (“Basix”) regarding the Company’s registered trademark “Never Lose Anything Again”. After several discussions, Basix’s attorney offered a license to the trademark for $250,000. Thereafter, on May 16, 2017, the Company filed a petition with the Trademark Trial and Appeal Board to cancel Basix’s mark “Never Lose Anything Again” based on the mark being descriptive. A petition for cancellation is a trial “on the papers.” The Company’s final brief is due on November 26, 2018. On September 16, 2018, Basix’s attorney offered a perpetual, non-exclusive license to the trademark for $7,500. As of June 30, 2018, the Company has not recorded an accrual as the Company believes that it has a strong case for the cancellation of Basix’s mark.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 5 – Commitments and Contingencies (continued)

The Company is currently evaluating a potential threatened lawsuit from Google Inc., which management believes to be a frivolous claim and will vigorously defend this matter. The Company has not recorded an accrual as of June 30, 2018 as the Company believes there is no basis for their claim.

Note 6 – Line of Credit

In August 2016, the Company entered into an unsecured Business Line of Credit agreement with a financial institution with an initial amount not to exceed $25,000. The interest rate for the first six months is 0.99% and thereafter is equal to the prime rate plus 8.0%. As of June 30, 2018, and December 31, 2017, the Company had $0 and $21,699 outstanding under this agreement, and the interest rate was 12.50% and .99%, respectively.

Note 7 – Notes Payable

In August 2014, the Company entered into a $15,000 unsecured promissory note with an individual. The note had a term of 4 years, bore interest at 8% per annum and was convertible into Class A Preferred units at maturity date or if triggering events, such as a capitalization, change of control or other events, as defined occur. In May 2016, the outstanding loan and accrued interest totaling $17,223 was converted into 68,113 shares of Class B common stock.

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $1,300,000 under this facility from unrelated parties and $200,000 from a shareholder (see Note 8). The notes mature on February 28, 2019. The Company is currently meeting its covenants, however, during the year ended December 31, 2017, these covenants were not met, and the Company incurred penalties, in the form of additional interest, for these violations. Interest is at 15% for the first six months, increasing to 17.5% for the next six months and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. The credit agreement is guaranteed by the CEO of the Company and is secured by assets owned by the Company’s CEO. In addition, the Company issued warrants in conjunction with this borrowing allowing the unrelated parties to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share. These warrants were valued at $301,860 (see Note 9). The fair value of the warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized interest expense of $75,465 and $50,310 of interest expense pertaining to the amortization of the debt discount during the six months ended June 30, 2018 and 2017. The principal balance payable on this note at June 30, 2018 and December 31, 2017 was $758,331 and $1,300,000, respectively. The note is carried on the balance sheet at June 30, 2018 and December 31, 2017 at $657,712 and $1,123,915, respectively, which is net of the discount for the value of the warrant issued which is being accreted back to the value of the note over its term.

In 2017, the Company entered into settlement agreements with two of its’ outside vendors and agreed to pay the outstanding balances due to each vendor totaling $442,449 over the next four years. As a result of these settlements, these balances were converted from accounts payable to notes payable at December 31, 2017, are non-interest bearing, and will be repaid over the life of the agreements. As of June 30, 2018, and December 31, 2017, the Company had $362,524 and $442,449, respectively, outstanding under these agreements.

Future minimum payments for these notes payable are as follows for the years ending:

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 7 – Notes Payable (continued)

Years ending December 31,	Amount
Remaining 2018	$973,467
2019	70,334
2020	70,334
2021	6,720
2022	—

1,120,855
Less unamortized discount	(100,620)

Total	$1,020,235

Note 8 – Shareholders Notes Payable

In 2014, the Company entered into several separate unsecured note agreements with one of its members totaling $300,000 and were to mature at various dates in 2018. In 2015, the Company entered into several separate unsecured note agreements with one of its members totaling $1,968,096 and maturing at various dates in 2019. In 2016, the Company entered into several separate unsecured note agreements with two of its members totaling $1,884,736 and maturing at various dates in 2020. These notes bear interest at 8% per annum. In May 2016, the members converted the outstanding loans and accrued interest of $3,660,812 into 8,418,951 shares of Class B common stock.

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with one of its shareholders. The notes were in the amounts of $150,000, $80,000 and $100,000 and mature in 2020, 2021 and 2021, respectively. These notes bear interest at 8% per annum. These notes are subordinate to the $1,500,000 credit agreement (Note 7). In connection with the notes payables, the Company issued warrants to purchase up to 330,000 shares of Class A common stock at an exercise price of $1.00 per share. These warrants were valued at $101,087 (see Note 9). The fair value of the warrants issued were treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $12,636 and $7,893 of interest expense pertaining to the amortization of the debt discount during the six months ended June 30, 2018 and 2017, respectively. The principal balance payable on these notes at June 30, 2018 and December 31, 2017 was the full $330,000, respectively, however, the notes are carried on the balance sheets on June 30, 2018 and December 31, 2017 at $266,736 and $254,100, respectively, which is net of the discount for the value of the warrants issued which is being accreted back to the value of the note over its term.

In October 2016 and October 2017, the Company entered into an unsecured note with one of its shareholders. The notes were in the amount of $120,000 and $102,782 and mature in 2020 and 2021. These notes bear interest at 8% per annum. These notes are subordinate to the $1,500,000 credit agreement (Note 7). In connection with the notes payables, the Company issued warrants to purchase up to 102,782 shares of Class A common stock at an exercise price of $1.00 per share. These warrants were valued at $22,198 (see Note 9). The fair value of the warrants issued were treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $2,693 and $0 of interest expense pertaining to the amortization of the debt discount during the year ended June 30, 2018 and 2017, respectively. The principal balance payable on these notes at June 30, 2018 and December 31, 2017 was $72,782 and $222,782, respectively, however, the notes are carried on the balance sheets on June 30, 2018 and December 31, 2017, at $54,858 and $202,155, respectively, which is net of the discount for the value of the warrant issued which is being accreted back to the value of the note over its term.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 8 – Shareholders Notes Payable (continued)

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $200,000 under this facility from a shareholder. The note matures on February 28, 2019. The Company is currently meeting its covenants, however, during the year, these covenants were not met and the Company incurred penalties, in the form of additional interest, for these violations. Interest is at 15% for the first six months, increasing to 17.5% for the next six month and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. The credit agreement is guaranteed by the CEO of the Company and is secured by assets owned by the Company’s CEO. In addition, the Company issued warrants in conjunction with this borrowing allowing the shareholder to purchase 200,000 shares of the Company’s Class A common stock at $1.00 per share. These warrants were valued at $46,440 (see Note 9). The fair value of the warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $14,666 and $0 of interest expense pertaining to the amortization of the debt discount during the six months ended June 30, 2018 and 2017. The principal balance payable on this note at June 30, 2018 and December 31, 2017 was $116,667 and $200,000, respectively. At June 30, 2018 and December 31, 2017, the note is carried on the balance sheet at $97,114 and $165,781, respectively, which is net of the discount for the value of the warrant issued which is being accreted back to the value of the note over its term.

The shareholder’s notes payable amounted to $418,697 and $622,036 as of June 30, 2018 and December 31, 2017, respectively. As of June 30, 2018, and December 31, 2017, the balance of accrued interest payable to the shareholders for these loans was $54,525 and $35,314, respectively, and is included in other accounts payable and accrued expenses.

Future minimum payments for these notes are as follows for the years ending:

Years ending December 31,	Amount
Remaining 2018	$227,782
2019	181,666
2020	110,000
2021	—
519,448
Less unamortized discount	(100,751)

Total	$418,697

Note 9 – Shareholders’/Members’ Deficit

Shareholders’ Deficit – The Company converted from a limited liability company to a C-Corporation on May 26, 2016. The Company has authority to issue 130,000,000 shares, consisting of 60,000,000 shares of Class A common stock, $0.0001 par value per share, 40,000,000 shares of Class B common stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A common stock and Class B common stock have identical rights, including liquidation preferences, except that the holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 9 – Shareholders’/Members’ Deficit (continued)

The existing members’ ownership interest and the members vested profit units were transferred into Class B common stock. The vesting requirements for member profits units were carried over in the conversion into Class B common stock and the fair value of the unvested shares were determined at the time of conversion into a C-Corporation. In conjunction with the exchange of the profit units for Class B common stock, each employee profit unit holder was issued stock options for Class A common stock to attain their ownership basis as they had in the limited liability company. The vested and unvested number of Class B common stock and Class A common stock options were proportionate to their vesting schedules initially set under the Incentive Units. As each shareholder vests in their Class B common stock and Class A common stock options, the Company will recognize additional compensation. During the six months ended June 30, 2018 and 2017, 0 and 88,207 unvested shares of Class B common stock held by former employees were forfeited along with any unvested stock options, respectively.

In June 2016, a shareholder purchased 454,545 shares of Class B common stock for $200,000. In December 2016, the Company began accepting new shareholders pursuant to the offering circular submitted to the Securities and Exchange Commission in September 2016. For the six months ended June 30, 2018 and 2017, 121,915 and 471,715 shares of Class A common stock were issued proceeds of $975,320 and $471,715, respectively.

2016 Equity Plan – In June 2016, the Company approved the 2016 Equity Incentive Plan and authorized the issuance of 3,025,900 Class A common stock options and awards that may be granted to directors, employees and key consultants and in March 2018 the Company approved an increase in authorized options of up to 25,000,000 Class A common stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the six months ended June 30, 2018:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)
Outstanding—December 31, 2017	1,097,650	0.82	9.03
Granted	20,135,000	1.03	—
Forfeited	(40,000)	1.00	—

Outstanding – June 30, 2018	21,192,650	1.02	8.94

Total exercisable	15,460,572	1.00	8.95
Total unvested	5,732,078	5.97	8.94

Total vested or expected to vest	21,192,650	1.02	8.94

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 9 – Shareholders’/Members’ Deficit (continued)

The following table summarizes unvested stock options as of June 30, 2018 and December 31, 2017:

	Number of Shares	Fair Value Per Share on Grant Date
Unvested stock options—December 31, 2016	903,289
Granted	1,165,336	0.34 - 0.37
Vested	(210,390)	0.17 - 0.74
Forfeited	(1,176,451)	0.17 - 0.74

Unvested stock options—December 31, 2017	681,784
Granted	20,135,000	(.002) -0.00014
Vested	(15,044,706)	0.00012 - .74
Forfeited	(40,000)	0.37

Unvested stock options – June 30, 2018	5,732,078

Total share-based compensation related to the issuance of Class B common stock and stock options exercisable into Class A common stock for the years ended June 30, 2018 and 2017 was $40,333 and $77,077, respectively. As of June 30, 2017, approximately $260,332 of unrecognized compensation expense related to the Company’s stock options is expected to be recognized over a weighted average period of 2.11 years.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

Six months ended June 30, 2018
Weighted Average Assumptions:
Risk-free interest rate	2.73% - 2.81%
Expected dividend yield	—
Expected volatility	44% - 45%
Expected term (in years)	5 – 7.01

Warrants – In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with two of its shareholders. These warrants allow the shareholders to purchase 632,782 shares of Class A common stock at a price per share of $1.00. Assumptions used to calculate the fair value of these warrants was the same as used to calculate the options above. These warrants mature in 2020 and 2021.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing allowing the purchase of 1,300,000 shares of the Company’s Class A common stock at a price per share of $1.00. Assumptions used to calculate the fair value of these warrants was the same as used to calculate the options above. These warrants mature in 2021.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 9 – Shareholders’/Members’ Deficit (continued)

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of 8,167 warrants based on the number of individual investors who invest through the StartEngine portal website. Each warrant allows for the purchase of one share of Class A common stock and the warrant matures in 2021.

Note 10 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

Six months ended June 30, 2018
Federal income tax expense at statutory rate	$1,154,151
State income tax (net of Federal benefit)	387,166
Permanent differences	22,274
Change in valuation allowance	(1,688,796)

Total	$(125,206)

(1)	The U.S. Tax Cuts and Jobs Act was enacted on December 22, 2017. The bill’s many changes included a reduction in the Company’s corporate tax rate from 34% to 21% beginning 2018.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

June 30, 2018
Deferred tax assets:
Timing differences of deductions	$209,523
Net operating loss carryforwards	135,678
Depreciation differences	(83)

Total deferred assets	345,118

As of June 30, 2018, the Company had U.S. federal net operating loss carryforwards of $136,000, which may be available to offset future income tax liabilities and will expire in 2036.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 10 – Income Taxes (continued)

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2018, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Note 11 – Subsequent Events

On July 6, 2018, we entered into an Asset Purchase Agreement with Parallel Holding Company Inc. (“Seller”), Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (“Buyer”), a wholly-owned subsidiary of the Company, pursuant to which Buyer purchased substantially all of Seller’s assets and assumed certain of Seller’s liabilities, each as specifically set forth in the Purchase Agreement. Seller is a developer of a cryptocurrency-based game known as “LayerOne.”

The aggregate consideration paid to Seller was 375,000 shares of the Company’s Class A Common Stock, equal to approximately $3 million, and 350 ETH, equal to approximately $165,000.

The Purchase Agreement contains customary representations and warranties that generally survive until the second anniversary of the closing date.

The Company has paid off all existing debts to our outside vendors (see Note 7) for a total of $362,524 as of September 25, 2018.

Item 8.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company, as currently in effect (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Bylaws of the Company, as currently in effect (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as an exhibit to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as an exhibit to the Annual Report on Form 1-K on April 27, 2017) (previously filed as an exhibit to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as an exhibit to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as an exhibit to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as an exhibit to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as an exhibit to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as an exhibit to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as an exhibit to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as an exhibit to the Form 1-A on October 26, 2017)

6.10	Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as an exhibit to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as an exhibit to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as an exhibit to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE FINDABLES COMPANY

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	September 26, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chief Executive Officer and Director	September 26, 2018
Arie Trouw